UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 23, 2026

DIGITAL ASSET ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42612	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

174 Nassau Street,
Suite 2100

Princeton, New Jersey 08542

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (609) 924-0759

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	DAAQU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	DAAQ	The Nasdaq Stock Market LLC
Redeemable warrants, each whole redeemable warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	DAAQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

As previously announced, on January 13, 2026, Digital Asset Acquisition Corp. (“DAAQ”) and Old Glory Holding Company (“Old Glory Bank”), entered into a business combination agreement (the “Business Combination Agreement”), for a business combination transaction (the “Business Combination”) that will result in, among other things, (i) DAAQ changing its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and domesticating as a corporation incorporated under the laws of the State of Texas, and, in connection therewith, changing its name to “OGB Financial Company” (“Pubco”) and (ii) Old Glory Bank merging with and into Pubco, with Pubco continuing as the surviving company.

On February 23, 2026, Old Glory Bank issued a press release announcing that Peter Ort and Michael Sonnenshein intend to join the board of directors of Pubco upon the consummation of the Business Combination, subject to regulatory approval. Furnished as Exhibit 99.1 hereto and incorporated by reference herein is a copy of the press release.

The information in this Item 7.01, including Exhibit 99.1, is being furnished pursuant to Item 7.01 and will not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Additional Information about the Business Combination and Where to Find It

The Business Combination will be submitted to the shareholders of DAAQ for their consideration. DAAQ and Old Glory Bank intend to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to DAAQ’s shareholders in connection with DAAQ’s solicitation for proxies for the vote by DAAQ’s shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued (or deemed issued) to DAAQ’s securityholders and Old Glory Bank’s equityholders in connection with the completion of the Business Combination. After the Registration Statement is declared effective, DAAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. DAAQ’s shareholders and other interested persons are advised to read, once available, the Registration Statement, the preliminary proxy statement/prospectus included in the Registration Statement and any amendments thereto and, once available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, in connection with DAAQ’s solicitation of proxies for its extraordinary general meeting to be held to approve, among other things, the Business Combination, as well as other documents filed with the SEC in connection with the Business Combination, as these documents will contain important information about DAAQ, Old Glory Bank, and the Business Combination. Securityholders of DAAQ and Old Glory Bank may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by DAAQ with the SEC that will or may be incorporated by reference in the proxy statement/prospectus, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to DAAQ at 174 Nassau Street, Suite 2100, Princeton, New Jersey 08542.

Participants in the Solicitation

DAAQ and its directors and executive officers may be deemed participants in the solicitation of proxies from DAAQ’s shareholders in connection with the Business Combination. More detailed information regarding those directors and executive officers and a description of their interests in DAAQ is contained in DAAQ’s filings with the SEC, including the registration statement on Form S-1 (File No. 333-284776), which was declared effective by the SEC on April 28, 2025, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Old Glory Bank’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from DAAQ’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about DAAQ’s or Old Glory Bank’s ability to effectuate the Business Combination discussed in this document; the benefits of the Business Combination; the future financial performance of Pubco (which will be the go-forward public company following the completion of the Business Combination) following the closing; changes in Old Glory Bank’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DAAQ, Old Glory Bank and their respective management teams, as the case may be, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of DAAQ and Old Glory Bank. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political conditions, and in applicable laws and regulations, (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements and any negotiations with respect to the Business Combination; (3) the outcome of any legal proceedings that may be instituted against DAAQ, Old Glory Bank, the combined company, or others; (4) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of DAAQ or Old Glory Bank for the Business Combination or to satisfy other conditions to closing; (5) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (6) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations of DAAQ or Old Glory Bank as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things: competition, the ability of the combined company to grow and manage growth profitably, the ability of the combined company to build or maintain relationships with customers and retain its management and key employees, the timing and amount of future capital expenditures and requirements for additional capital, and the timing of future cash flow provided by operating activities, if any; (9) costs related to the Business Combination; (10) the possibility that Old Glory Bank or the combined company may be adversely affected by other economic, business, political and/or competitive factors; (11) estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DAAQ’s filings with the SEC, including the Registration Statement, when available, and any periodic Exchange Act reports filed by DAAQ with the SEC such as its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

You should carefully consider the foregoing risk factors and the other risks and uncertainties which will be more fully described in the “Risk Factors” section of the Registration Statement and other documents filed by DAAQ from time to time with the SEC. If any of these risks materialize or DAAQ’s or Old Glory Bank’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither DAAQ nor Old Glory Bank presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect DAAQ and Old Glory Bank’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. These forward-looking statements speak only as of the date of this Current Report on Form 8-K. DAAQ, Old Glory Bank, and their respective representatives and affiliates specifically disclaim any obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, these forward-looking statements should not be relied upon as representing DAAQ’s, Old Glory Bank’s, or any of their respective representatives or affiliates’ assessments as of any date subsequent to the date of this Current Report on Form 8-K, and therefore undue reliance should not be placed upon the forward-looking statements. This Current Report on Form 8-K contains preliminary information only, is subject to change at any time, and is not, and should not be assumed to be, complete or constitute all of the information necessary to adequately make an informed decision regarding any potential investment in connection with the Business Combination.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibit hereto do not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction with respect to any securities or in connection with the Business Combination. There shall not be any offer, sale or exchange of any securities of Old Glory Bank or DAAQ in any jurisdiction where, or to any person to whom, such offer, sale or exchange may be unlawful under the laws of such jurisdiction prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release, dated February 23, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 23, 2026	DIGITAL ASSET ACQUISITION CORP.

	By:	/s/ Peter Ort
		Name:	Peter Ort
		Title:	Principal Executive Officer and Co-Chairman

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